# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Alpha Tau Medical Ltd., CIK 0001871321
CUSIP: M0740A108
Title of class of securities: Ordinary Shares, no par value
Address of issuer's principal executive offices: Kiryat, HaMada St. 5, Jerusalem, Israel (L3), 9777605
Date of event which requires filing of this statement: 12/31/2022
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001968053

## Reporting persons
- Uzi Sofer: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 13,702,361; shared voting power 0; sole dispositive power 13,702,361; shared dispositive power 0; aggregate amount beneficially owned 13,702,361 (15.8% of the class)

## Item 1. Issuer
Name of issuer: Alpha Tau Medical Ltd.
Address of issuer's principal executive offices: Kiryat HaMada St. 5, Jerusalem, Israel 9777605

## Item 2. Person Filing
Name of person filing: Uzi Sofer (the "Reporting Person")
Address of principal business office or, if none, residence: The principal business address of the Reporting Person is c/o Alpha Tau Medical Ltd., Kiryat HaMada St. 5, Jerusalem 9777605, Israel.
Citizenship: The Reporting Person is a citizen of the State of Israel.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The Reporting Person is the beneficial owner of 13,702,361 Ordinary Shares, which includes 2,187,047 Ordinary Shares underlying restricted stock units vested and stock options exercisable within 60 days of the date hereof.

The ownership information presented herein represents beneficial ownership of Ordinary Shares of the Issuer as of the date hereof, based upon 84,819,996 Ordinary Shares outstanding as of June 20, 2025, as disclosed in the Issuer's Registration Statement on Form F-3 filed with the Securities and Exchange Commission on June 23, 2025.
Percent of class: 15.8%
Sole power to vote or to direct the vote: 13,702,361
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 13,702,361
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Uzi Sofer: /s/ Uzi Sofer, Uzi Sofer (07/24/2025)